SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2023

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 23, 2023 “REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND CASH DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2023”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 23, 2023    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

REVIEWED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND CASH DIVIDEND DECLARATION FOR THE YEAR ENDED 30 JUNE 2023

INTRODUCTION

The contents of this announcement are the responsibility of the board of directors of DRDGOLD (“Board”).

As the information in this announcement does not provide all of the details, any investment decisions should be based on the full results which are available through the following JSE cloudlink https://senspdf.jse.co.za/documents/2023/JSE/ISSE/DRD/FS_FY2023.pdf and also available for viewing on the Company’s website at https://www.drdgold.com/downloads/send/123-fy2023/310-results-booklet-FY2023-30jun2023.

KEY FINANCIAL RESULTS SUMMARY

	Year ended 30 June 2023	Year ended 30 June 2022	% Change
Revenue – R million	5,496.3	5,118.5	7%
Operating profit – R million	1,819.0	1,685.1	8%
Earnings per share – South African (“SA”) cents per ordinary share (“cps”)	149.1	131.2	14%
Headline earnings per share – SA cps	148.2	130.7	13%
Final dividend – SA cps	65	40	63%

The condensed consolidated financial statements for the year ended 30 June 2023 have been reviewed, in accordance with the International Standard on Review Engagements (ISRE) 2410, by BDO South Africa Inc., who expressed an unmodified review conclusion.

CASH DIVIDEND DECLARATION

The Board has declared a final cash dividend of 65 SA cps for the year ended 30 June 2023 as follows:

•the dividend has been declared out of income reserves;
•the local Dividend Withholding Tax rate is 20% (twenty per cent);
•the gross local dividend amount is 65 SA cps for shareholders exempt from Dividend Withholding Tax;
•the net local dividend amount is 52 SA cps for shareholders liable to pay Dividend Withholding Tax;
•DRDGOLD currently has 864,588,711 ordinary shares in issue (which includes 3,896,663 treasury shares); and
•DRDGOLD’s tax reference number is 9160/013/60/4.

In compliance with the requirements of Strate Proprietary Limited (“Strate”) and the JSE Limited Listings Requirements, given the Company’s primary listing on the exchange operated by the JSE Limited, the salient dates for payment of the dividend are as follows:

•last date to trade ordinary shares cum-dividend: Tuesday, 12 September 2023;
•ordinary shares trade ex-dividend: Wednesday, 13 September 2023;
•record date: Friday, 15 September 2023; and
•payment date: Monday, 18 September 2023.

On payment date, dividends due to holders of certificated ordinary shares on the SA share register will either be electronically transferred to such shareholders’ bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by the Company until suitable mandates are received to electronically transfer dividends to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to such shareholders’ accounts with the relevant Central Securities Depository Participant (CSDP) or broker.

To comply with the further requirements of Strate, between Wednesday, 13 September 2023 and Friday, 15 September 2023, both days inclusive, no transfers between the SA share register and any other share register will be permitted and no ordinary shares pertaining to the SA share register may be dematerialised or rematerialised.

The currency conversion date for the Australian and United Kingdom share registers will be Monday, 18 September 2023.

The holders of American Depositary Receipts (“ADRs”) should confirm dividend details with the depository bank.

ADR information is tentative and subject to confirmation by the depository bank. Assuming an exchange rate of R18.00/$1, the net dividend payable on an ADR is equivalent to 29 United States cents per share for ADR holders liable to pay Dividend Withholding Tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

On behalf of the Board

TJ Cumming DJ Pretorius
Non-Executive Chairman Chief Executive Officer

Johannesburg
23 August 2023

DIRECTORS - (#Independent) (^Lead Independent)

Executives:
DJ (Niël) Pretorius (Chief Executive Officer)
AJ (Riaan) Davel (Chief Financial Officer)

Non-Executives:
TJ Cumming (Non-Executive Chairman); EA Jeneker#^; JA Holtzhausen#; TVBN Mnyango#; JJ Nel#; KP Lebina# and CD Flemming#

Media and Investor Relations:
For further information, contact Jane Kamau at:
Tel: (+27) (0)11 880 3924
Website: http://www.drdgold.com

Registered Office:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park, 1709
South Africa

Sponsor:
One Capital
17 Fricker Road, Illovo, 2196